NEWS RELEASE

Symbols:	JJJ - CSE
HHHEF - OTCQB

Consolidation of share capital and name change

VANCOUVER, BRITISH COLUMBIA. June 11, 2019. 37 Capital Inc. (the “Company” or “37 Capital”). The Company announces that the Board of Directors of the Company has passed resolutions approving the consolidation of the Company’s share capital on a five (5) old shares for one (1) new share basis and the changing of the Company’s name from 37 Capital Inc. to “Bronx Capital Inc.”. It is anticipated that the consolidation of the Company’s share capital and name change shall be effective on or around July 4, 2019

The Company’s Board of Directors is of the opinion that the consolidation of the Company’s share capital shall enable the Company to attract funding for the Company so as to enable the Company to a) repay certain past due outstanding liabilities, and b) to acquire a project of merit.

President and CEO Mr. Jake Kalpakian, states “the Company has tried to secure several deals in the past but has not been able to conclude a transaction. We believe that by doing a recapitalization and reducing a good portion of the debt by possible issuances of shares for debt arrangements, it will free up the Company to enter into a transaction.”

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.37capitalinc.com or the CSE’s website at the following direct link http://thecse.com/en/listings/mining/37-capital-inc.

On Behalf of the Board,

37 Capital Inc.

“Jake H. Kalpakian”

Jake H. Kalpakian

President

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.

Statements in this news release which are not historical facts are “forward-looking statements” that involve risks and uncertainties. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties such as the risk that the Company may not be able to raise the required funding or for any other reason.